UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Freshworks Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

358054104

(CUSIP Number)

SC US (TTGP), Ltd.

2800 Sand Hill Road

Suite 101

Menlo Park, CA 94025

Attention: Roelof Botha

Telephone: (650) 854-3927

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

July 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS, L.P. (“SC GGF III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,482,653, of which 18,597,350 shares are Class B Common Stock
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 21,482,653, of which 18,597,350 shares are Class B Common Stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS MANAGEMENT, L.P. (“SC GGF III MGMT”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%
14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. SC US (TTGP), LTD. (“SC US TTGP”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%
14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. DOUGLAS LEONE (“DL”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) IN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%
14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. ROELOF BOTHA (“RB”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) IN
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

21,482,653, of which 18,597,350 are Class B shares directly owned by SC GGF III and 2,885,303 are Class A shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,482,653
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.5%
14.	Type of Reporting Person (See Instructions) IN

Except as set forth in this Amendment No. 2 (this “Amendment”), the initial Schedule 13D that was filed on March 21, 2022 (the “Original 13D”), remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Original 13D. The information set forth in response to the Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits to the Original 13D is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits.

The Sequoia Capital entities ceased to be a group with Peak XV and its affiliates, formerly known as Sequoia Capital India, on June 6, 2023. The Reporting Persons are making this Amendment filing voluntarily to report the termination of that group.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a) This Statement is being jointly filed by the following persons (each a “Reporting Person” and collectively, the “Reporting Persons”): (i) Sequoia Capital Global Growth Fund III – Endurance Partners, L.P., a Cayman Islands limited partnership (“SC GGF III”); (ii) Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P., a Cayman Islands limited partnership (“SC GGF III Management”); (iii) SC US (TTGP), Ltd., a Cayman Islands limited liability company (“SC US TTGP”); (iv) Douglas Leone, a citizen of the USA (“DL”); and (v) Roelof Botha, a citizen of the USA (“RB”). The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Statement as Exhibit 99.1.

Based on the transactions described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The business address of the Reporting Persons is 2800 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(c) The principal occupation or employment of SC GGF III is to acquire, hold and dispose of interests in various companies for investment purposes and to take all actions incident thereto. The principal occupation or employment of SC GGF III MGMT is to serve as general partner of SC GGF III. The principal occupation or employment of SC US (TTGP) is to serve as general partner of SC GGF III MGMT and certain affiliated vehicles. RB and DL are engaged through private investment entities in acquiring, holding and disposing of interests in various companies for investment purposes.

(d) During the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SC GGF III, SC GGF III Management and SC US (TTGP) are each organized under the laws of the Cayman Islands. DL and RB are citizens of the USA.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Class B Common Stock and the percentage of total outstanding Class B Common Stock beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Class A Common Stock in this Statement are based upon the 168,032,444 shares of Class A Common Stock stated to be outstanding as of April 28, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2023. The Reporting Persons may be deemed to beneficially own an aggregate of 2,885,303 shares of Class A Common Stock and 18,597,350 shares of Class B Common Stock, which represents approximately 11.5% of the Company’s Class A Common Stock, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SC GGF III beneficially owns 2,885,303 shares of Class A Common Stock and 18,597,350 shares of Class B Common Stock, which represents approximately 11.5% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC GGF III Management, as the general partner of SC GGF III, may be deemed to beneficially own an aggregate of 21,482,653 shares of Class A Common Stock, of which 18,597,350 are shares of Class B Common Stock, which represents approximately 11.5% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC US (TTGP), as the general partner of SC GGF III Management may be deemed to beneficially own an aggregate of 21,482,653 shares of Class A Common Stock, of which 18,597,350 are shares of Class B Common Stock, which represents approximately 11.5% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

DL and RB are the directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III. SC US TTGP is the general partner of SC GGF III Management, which is the general partner of SC GGF III. As such, DL and RB may be deemed to beneficially own an aggregate of 21,482,653 shares of Class A Common Stock, of which 18,597,350 are shares of Class B Common Stock, which represents approximately 11.5% of the outstanding Class A Common Stock calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Rule 13(d)(3) of the Act. Each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) The Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Statement is hereby amended and restated in its entirety as follows:

Exhibit	Description

99.1	Joint Filing Agreement dated as of July 25, 2023, by and among SC GGF III, SC GGF III Management, SC US (TTGP), DL and RB.

99.2	Seventh Amended and Restated Investors’ Rights Agreement by and among Freshworks Inc. and certain of its stockholders, dated December 16, 2019 (incorporated by reference to the registration statement on Form S-1 (File No. 333-259118) filed by the Company with the Securities and Exchange Commission on August 27, 2021).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: July 25, 2023

Sequoia Capital Global Growth Fund III – Endurance Partners, LP

By:	SCGGF III –Endurance Partners Management, L.P.
its General Partner

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Director

Sequoia Capital Growth Fund III—Endurance Partners Management, L.P.

By:	SC US (TTGP), Ltd., its General Partner

By:	/s/ Roelof Botha
Roelof Botha, Director

SC US (TTGP), Ltd.

By:	/s/ Roelof Botha
Roelof Botha, Director

By:	/s/ Douglas Leone
Douglas Leone

By:	/s/ Roelof Botha
Roelof Botha